MAIL STOP 0511

									March 24, 2005

Ms. Marlene Krauss
Chief Executive Officer
KBL Healthcare Acquisition Corp. II
645 Madison Avenue, 14th Floor
New York, New York  10022


Re:	KBL Healthcare Acquisition Corp. II
Registration Statement on Form S-1
File No. 333-122988
Filed February 25, 2005

Dear Ms. Krauss,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

Summary, page 1
2. We note numerous statements and assertions contained in the sections entitled "Prospectus Summary" and "Proposed Business" that have either partial or no support. Please provide us with reasonable basis for each such statement or assertion and summarize the support in your disclosure. If a third party is the source of the information, please name the third party and the publication where the information can be found. If the information is not readily available to the public, please file the third party`s consent to being named in the prospectus and to the summary contained in the disclosure.

Risk Factors
3. You should present as risk factors only those that represent a material risk to KBL or investors in this offering. Do not include risk factors that could apply to any issuer or to any other offering.
Each factor must also explain how it applies to your company or your offering. For example, the twenty-fourth, twenty-sixth and twenty-ninth risk factors are generic in nature. These risk factors should be revised, deleted, or moved to another section of the prospectus as appropriate.

Use of Proceeds

4. Please reconcile the legal fees and expenses (including blue sky services and expenses), miscellaneous expenses with the disclosure in part II of the registration statement.

Proposed Business

5. Please provide in greater detail what is meant by the healthcare industry.


Prior Involvement of Principals in Blank Check Companies

6. Please disclose the file number of KBL I. Also, generally discuss the business of Concord at the time of the acquisition, and any consulting fees or finders fees paid as a result of the acquisition.
State whether management has had any other business activities involving SPACS or blank check companies. Lastly, we note that in March 1996 Concord filed a Form 15. Please supplementally advise the reason for filing this form.

Financial Statements

General

7. Please note the updating requirements for the financial statements pursuant to Rules 3-01 and 3-02 of Regulation S-X.

8. Please provide a current accountant`s consent in any amendment.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper (202) 824-5069 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 824-5532, or Pamela Howell, who supervised the review of your filing, at (202) 942-1954.

						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


Cc:  	David Alan Miller
	Fax:  (212) 818-8881


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KBL Healthcare Acquisition Corp. II
March 24, 2005
Page 1